Exhibit C

ACTING-IN-CONCERT AGREEMENT

This Acting-in-Concert Agreement (the “Agreement”) is executed by the following parties:

Party A: Seng Jin LEE

Address: [●]

Party B: Xian Hong Jordan LEE

Address: [●]

Party C: Kit Ying SHAM

Address: [●]

(collectively, the “Parties” and each a “Party”)

WHEREAS:

Parties A, B, and C jointly hold approximately 87.93% of ordinary shares, with no par value per share of Cre8 Enterprise Limited (including its predecessors, hereinafter referred to as the “Company”).

NOW THEREFORE, in order to maximize the profits for the Parties, and to maintain the control of the Parties over a certain proportion of the voting rights and shareholdings of the Company, the Parties agree unanimously to the following arrangements:

1. During the term of this Agreement, the Parties shall be deemed as actors in concert, and shall act in concert in relation to all matters that require the decisions of the shareholders of the Company, including but not limited to voting unanimously to approve, reject, or to abstain from voting in relation to motions that need to be resolved at shareholders meetings, and to jointly sign all necessary documents.

2. The Parties hereby designate Mr. Seng Jin LEE (“Voting Representative”) as the sole representative authorized to determine and direct the manner in which all shares of Cre8 Enterprise Limited held by the Parties are to be voted on all shareholder matters. The Voting Representative shall have exclusive authority to decide whether to vote in favor, against, or to abstain, and to execute and deliver any proxy or other instruments necessary to give effect to such vote.

3. The Parties may, prior to the convening of a Company shareholder meeting, appoint Ms. Yee Lan Peggy SHAM as their proxy, and issue an authorization letter to such a proxy to authorize the proxy to exercise voting rights on behalf of the Parties at the Company shareholder meeting based on the contents of the unanimous decision that has been reached.

4. Nothing in this Agreement shall restrict or limit the right of any Party to sell, transfer, pledge, or otherwise dispose of the Shares held in their own name at their sole discretion. Each Party shall retain sole dispositive power over the Shares they individually own.

5. This Agreement shall come into force from the date that the Parties sign the Agreement, and the Agreement shall remain effective for a period of 10 years, unless terminated earlier by written agreement of all Parties.

6. During the effective period of this Agreement, if any of the Parties transfers its shares of the Company, as a prerequisite, unless waived in writing by all of other Parties, it shall ensure that the transferee is bound by the provisions of this Agreement, and the transferee upon receiving the transfer of the shares shall be deemed as having agreed to the provisions of this Agreement and having agreed to be bound by the provisions of this Agreement.

7. This Agreement shall be governed by the legal jurisdiction of the British Virgin Islands and shall be interpreted in accordance with the laws of the British Virgin Islands.

8. This Agreement is executed by the Parties on 2-Jun-2025.

Party A:

/s/ Seng Jin LEE
Seng Jin LEE (holding 50.25% class A and class B ordinary shares)

Party B:

/s/ Xian Hong Jordan LEE
Xian Hong Jordan LEE (holding 12.56% class A and class B ordinary shares)

Party C:

/s/ Kit Ying SHAM
Kit Ying SHAM (holding 25.12% class A and class B ordinary shares)